Kraig Biocraft Laboratories, Inc.
120 N. Washington Square, Suite 805,
Lansing, Michigan 48933

June 5, 2015

VIA EDGAR

Pamela Long
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Kraig Biocraft Laboratories, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed June 2, 2015
File No. 333-199820

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, Kraig Biocraft Laboratories, Inc. (the “Registrant”) hereby requests the acceleration of effectiveness of the above-referenced Registration Statement so that it will become effective at 4:30 p.m. EST on Friday, June 5, 2015, or as soon as thereafter practicable.

Please note that we acknowledge the following:

●
should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Registrant may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Kim Thompson
Kim Thompson
CEO

cc:	Lisa Etheredge, SEC
Leland Benton